333-07654

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR JANUARY 22, 2002 P.E.

ENDESA, S.A.

(Exact name of Registrant as specified in its charter)

KINGDOM OF SPAIN
(Jurisdiction of Incorporation)

PRINCIPE DE VERGARA, 187
28002 MADRID, SPAIN
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

ENDESA, S.A.

Table of Contents

Press Release

Investor Relations

ENDESA WILL BUILD 500 MW OF WIND INSTALLED CAPACITY IN THE REGION OF VALENCIA

- **ENDESA has been awarded this wind power capacity in a bidding promoted by the Generalitat Valenciana**
- **The awarded company, Proyectos Eólicos Valencianos S.A., a company mainly owned by ENDESA Cogeneración y Renovables, will develop the project with an estimated investment of Euro 450 million.**
- **MADE, a fully owned ENDESA subsidiary, will be the company in charge of building the aerogenerators that will be installed in the wind farms.**
- **This Wind Plan in the Valencia Region increases ENDESA Cogeneración y Renovables plans, which amount to 1,500 MW in the next three years.**

New York, January 17th 2002. Proyectos Eólicos Valencianos S.A., a company mainly owned by ENDESA Cogeneración y Renovables (ECYR), has been awarded with 500 MW of wind installed capacity, in a bidding promoted by the Generalitat Valenciana

The bidding, initiated in October, included the construction of 1,700 MW of wind installed capacity in 15 sites selected by the Valencian Authorities. 15 wind mills developers competed in the bidding process.

The awarded 500 MW, will mean developing the new installed capacity in three areas with an estimated investment of Euro 500 million.

This project reinforces ENDESA Cogeneración y Renovables leadership in the renewable energy sector, in which is currently operating more than 1,600 MW, and will increase the presence of Endesa on the Region of Valencia.

MADE, a fully owned ENDESA subsidiary, will be the company in charge of building the aerogenerators that will be installed in the wind farms.

ENDESA Cogeneración y Renovables is currently operating more than 600 MW of wind power across Spain, specially in Galicia, Aragón, Castilla-León, Andalucía and the Canary Islands. These Wind Farms in the Valencia Region increase its plans, which amount to 1,500 MW in the next three years.

Investor Relations

For futher information please contact Jacinto Pariente at North America Investor relations Office.

Tel. 212 750 72 00 .

http://www.endesa.es

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: January 22, 2002

By: [signature]

Name: Jacinto Pariente

Title: Manager of North America Investor Relations